[Rock-Tenn Company letterhead]

April 27, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   John Reynolds

Assistant Director

RE:	Rock-Tenn Company Registration Statement on Form S-4 File No.: 333-172432

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rock-Tenn Company (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-172432) (the “Registration Statement”) to 11:00 a.m., Eastern Time, on Wednesday, April 27, 2011, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Rock-Tenn Company.

April 27, 2011

*     *     *

Please contact the undersigned at (770) 448-2193 or E. William Bates, II of King & Spalding LLP at (212) 556-2240 with any questions concerning this letter.

Sincerely,

/s/ Robert B. McIntosh

Robert B. McIntosh Executive Vice President, General Counsel and Secretary

cc:	Brian Bhandari – U.S. Securities and Exchange Commission
Jamie Kessel – U.S. Securities and Exchange Commission
James Lopez – U.S. Securities and Exchange Commission
Shehzad Niazi – U.S. Securities and Exchange Commission
Robert B. McIntosh – Rock-Tenn Company
E. William Bates, II – King & Spalding LLP
C. Spencer Johnson, III – King & Spalding LLP
James Cole, Jr. – Wachtell, Lipton, Rosen & Katz
Angola Russell – Wachtell, Lipton, Rosen & Katz